Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-70493, 333-79157, 333-74876, 333-84329, 333-80755, 333-85914, 333-118329, and 333-167331 on Form S-8, of our reports dated February 27, 2012, relating to the financial statements and financial statement schedule of Select Comfort Corporation and subsidiaries (the “Company”) (which report expresses an unqualified opinion and includes an explanatory paragraph regarding the Company’s change in its method of accounting for payments due from financial services companies for credit card and debit card transactions) and the effectiveness of Company’s internal control over financial reporting as of December 31, 2011, appearing in this Annual Report on Form 10-K of the Company for the year ended December 31, 2011.

/s/ DELOITTE & TOUCHE LLP

Minneapolis, Minnesota
February 27, 2012